FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                              For News Releases of:

                                March 24, 2003;
                                March 10, 2003;
                                March  4, 2003;
                                March  3, 2003


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)

                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: investor@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
   New Customer Order for Front Light Panels for Handheld Video Game Devices

VANCOUVER, CANADA -- March 24, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced that it has received orders from a Japanese manufacturer for more than 1,000,000 units of front light panels, which will be incorporated into the handheld video gaming devices of a prominent Japanese video game developer. Nam Tai has already commenced production and delivery of these front light panels.

A front light panel is a display with a white light lighting system at the front. It is brighter and has a wider viewing angle than traditional backlight systems. It is applied mostly in handheld video game devices, cellular phones, and digital cameras.

"We are pleased to be granted an opportunity to further broaden our product line of modules which now extends to the components for handheld gaming devices," said Mr. Tadao Murakami, Chairman of Nam Tai. "With our continued diversification of our product mix and expansion of our services for OEM customers, we believe we are strengthening our competitive position within this fast moving electronic manufacturing industry."

Annual Shareholders Meeting - July 8, 2003

Nam Tai announced that it would hold its annual shareholders meeting on Tuesday, July 8, 2003 in New York City. The record date for voting at the meeting will be May 30, 2003. The Company previously announced a meeting date of June 10, 2003 and this announcement supersedes that prior announcement.

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: investor@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                  Nam Tai to Support JCT Order to Manufacture
                     1 Million Cellular Phones in SKD Form

VANCOUVER, CANADA -- March 10, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced that JCT Wireless Technology Company Limited ("JCT"), a wholly owned subsidiary of Alpha Star Investment Limited ("Alpha Star"), has won an outsourcing production contract to produce 1 million cellular phones in semi-knocked down ("SKD") form for its client in the PRC. SKD cellular phones are semi-finished products that include most of the functioning components and circuitry used in the finished cellular phone. OEM's frequently take delivery of cellular phones in SKD form so that they can customize the final units for specific customer end markets. These cellular phones are to be delivered to JCT's customer at its requests over a period of 9 months from August 2003, with production of the cellular phones starting in July 2003. Nam Tai holds a 25% equity interest in Alpha Star.

Besides providing support for the manufacturing of LCD modules and RF modules to JCT, Nam Tai has agreed to support JCT in fulfilling the mentioned order of 1 million cellular phones in SKD form by providing assembling services to JCT.

"We are pleased that JCT has secured this outsourcing contract. This is good news for Nam Tai to manufacture cellular phones in SKD form for JCT's client. This demonstrates trust and acceptance of Nam Tai's expertise and manufacturing ability," said Mr. Tadao Murakami, Chairman of Nam Tai. "Outsourcing the production of cellular phones is a global trend that we expect to increase in the long term as OEMs seek ways to reduce their capital investments and react quicker to market conditions."

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PC's, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release contain forward-looking statements. For example, the statement regarding Nam Tai supporting JCT in fulfilling the order of 1 million cellular phones in SKD form by providing assembling services is a forward looking statement that depends upon JCT completing the product design of the cellular phones in a manner satisfactory to JCT's client, JCT's client fulfilling its order commitments and our ability to manufacture all of JCT's orders in the quantities requested, including that we commence mass production of the cellular phones by the end of July 2003. Similarly the statement regarding our expectations regarding the increase in the outsourcing of the production of cellular phones is a forward looking statement that is dependent on prevailing economic conditions and the continuance of the trend of OEMs to outsource their production. Other factors that might cause differences in these and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: investor@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
         Appoints Mr. Guy Bindels as Research and Development Director

VANCOUVER, CANADA -- March 4, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced the appointment of Mr. Guy Bindels as its Research and Development Director with immediate effect. Mr. Bindels will be in charge of Nam Tai's research and development department. In his new job, he will be responsible for formulating R&D strategies and spearheading the Company to keep abreast of the latest development in global manufacturing technology as well as strengthen its R&D division.

Mr. Bindels has over 19 years experience in the research and development for telecommunications products in Alcatel, a leading supplier of telecommunication infrastructures. Before joining Nam Tai, he was the Product Development Manager of Atlinks Hong Kong, a subsidiary of the Alcatel /Thomson multimedia joint venture company, in charge of the telecommunication product development for all markets in the world (except US and Canada market). Prior to that, Mr. Bindels held other positions of heightened responsibilities in Alcatel, including R&D Program Manager and Product Development Manager. Mr. Bindels, a native of France, graduated in France with a Masters degree in Electronics Engineering in 1983.

"We are pleased to appoint Mr. Guy Bindels as Nam Tai's Research and Development Director," said Mr. Tadao Murakami, Chairman of Nam Tai. "Mr Bindels will be invaluable in assisting us in the high end telecommunication product market in which we operate today and providing guidance at the Board level on the advanced technology product development. With his expertise in research and development of telecommunication products, we believe that Mr. Bindels will bring a broad array of skills and professional experience to the direction of our products development and diversification to meet the continued increase of demands from our clients."

Mr. Tadao concluded, "We are strengthening our senior management team to support the continued growth of Nam Tai. We believe that Mr. Bindels will bring substantial experience and knowledge to this demanding position, and we look forward to benefiting from his contribution."

Dividend Reminder

The Company will pay the first quarter 2003 dividend of $0.15 per share on April 21, 2003 to shareholders of record at the close of business on March 31, 2003. On February 14, 2003 the Company announced, for the tenth consecutive year, an increase in its dividend. The annual dividend was increased to $0.60 per share for 2003 up from $0.48 per share in 2002.

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
              Files Registration Statement for Follow-On Offering

VANCOUVER, CANADA -- March 3, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol QNA) announced it has filed a registration statement on Form F-3 with the Securities and Exchange Commission relating to the proposed public offering of 3,000,000 common shares, of which 2,000,000 common shares are to be offered by the Company and 1,000,000 common shares are to be offered by selling shareholders. The Company will grant the underwriters an option to purchase an additional 450,000 common shares to cover any over-allotments. Bear, Stearns & Co. Inc. will act as the lead managing underwriter of the offering.

When available, copies of the preliminary prospectus relating to the offering may be obtained from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY 10017, (212) 272-2000.

We intend to use a portion of the net proceeds to construct and equip a new factory of approximately 250,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. We intend to use the balance of the net proceeds for working capital and other general corporate purposes. The Company will not receive any of the proceeds from the sale of common shares by the selling shareholders.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products.

Safe Harbor

This release contains forward-looking statements that involve a number of risks and uncertainties. In particular, there can be no assurance that the offering will be successfully completed. Other potential risks that could cause actual events to differ materially are included in filings with the Securities and Exchange Commission, including Forms 20-F and F-3 for Nam Tai.



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.

                              For and on behalf of
                            Nam Tai Electronics, Inc.


                               /s/ MING KOWN KOO
                            -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER

Date:  March 25, 2003